The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED APPOINTMENT OF DIRECTORS
AND
PROPOSED AMENDMENT OF ADMINISTRATIVE MEASURES ON
REMUNERATION OF DIRECTORS

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) proposes to nominate Mr. Yuan Xin An as the non-executive Director of the Sixth Session of the Board and Mr. Liu Chang Le as the independent non-executive Director of the Sixth Session of the Board and submit such proposal to the forthcoming general meeting of the Company for approval.

Further, the Board also proposes to amend the remuneration of independent non-executive Directors as set out in the "Administrative Measures on Remuneration of Directors" and submit such proposal to the forthcoming general meeting of the Company for approval.

PROPOSED APPOINTMENT OF DIRECTORS

According to the recommendation of China Southern Air Holding Company (“CSAHC”), it is proposed to nominate Mr. Yuan Xin An as the non-executive Director and Mr. Liu Chang Le as the independent non-executive Director of the Sixth Session of the Board and submit such proposal to the forthcoming general meeting of the Company for approval. According to the articles of association of the Company and the applicable listing rules, the above proposal shall be submitted to the general meeting for approval.

(1) The biographical details of Mr. Yuan Xin An are as follows:

Mr. YUAN Xin An, aged 54, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. He began his career in December 1976. Mr. Yuan served as the Vice President of Engineering Department of China Southern Airlines Company Limited; the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd.; the Chief Engineer and the President of Engineering Department of China Southern Airlines Company Limited; the Executive Vice President of China Southern Airlines Company Limited from April 2002 to June 2007. Mr. Yuan has served as the Executive Vice President of China Southern Airlines Company Limited since September 2007; also the Chief Legal Adviser of CSAHC from July 2008. Mr. Yuan Xin An is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, the Chairman of China Southern Airlines Group Construction and Development Company Limited, the Chairman of MTU Maintenance Zhuhai Co., Ltd., the Chairman of Dalian Acacia Town Villa Co., Ltd., the Chairman of Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

As at the date of this announcement, saved as disclosed, Mr. Yuan has not held any directorships in other publicly listed companies in the last three years. If Mr. Yuan is appointed as a non-executive Director, he will enter into a service contract with the Company and shall hold his office until the expiry of the term of the Sixth Session of the Board.  Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a director is determined with reference to the responsibilities, risk and contributions of his position, i.e. RMB199,000 for a non-executive director. Further details of the emolument for directors have been disclosed in the circular of the Company dated 14 May 2009.

As at the date of this announcement, save as disclosed, Mr. Yuan does not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Mr. Yuan's proposed appointment. The Company also confirms that there is no information relating to Mr. Yuan's proposed appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(2) The biographical details of Mr. Liu Chang Le are as follows:

Mr. LIU Chang Le, aged 59, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the chairman and chief executive officer of Phoenix Satellite Television Company Limited since 1996 and the chairman and chief executive officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award”,  the “Person of the Year” award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences, for five consecutive years. In November 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of “World Chinese-language Media Co-operation Alliance” in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010.

Mr. Liu is also a member of the Tenth and the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and currently serves as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport, of the Eleventh National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In July 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region.

As at the date of this announcement, saved as disclosed, Mr. Liu has not held any directorships in, other publicly listed companies in the last three years. If Mr. Liu is appointed as an independent non-executive Director, he will enter into a service contract with the Company and shall hold his office until the expiry of the term of the Sixth Session of the Board. Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited” (pls refer to amendment below), the annual basic emolument of a director is determined with reference to the responsibilities, risk and contributions of his position, i.e. RMB150,000 for an independent non-executive director. Further details of the emolument for independent non-executive directors have been disclosed in the circular and this announcement  of the Company.

As at the date of this announcement, save as disclosed, Mr. Liu does not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Mr. Liu's proposed appointment. The Company also confirms that there is no information relating to Mr. Liu's proposed appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PROPOSED AMENDMENT OF ADMINISTRATIVE MEASURES ON REMUNERATION OF DIRECTORS

The Board proposed to amend the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited” as follows:

"Article 15	The independent non-executive Directors receive annual remuneration of , RMB150,000."

According to the articles of association of the Company and the relevant listing rules, the amendment shall be submitted to the forthcoming general meeting for consideration and approval by the Shareholders.

By order of the Board China Southern Airlines Company Limited Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

29 September 2011

As at the date of this announcement, the Directors include Si Xian Min  and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.